                                Filed by Mobility Electronics, Inc. pursuant to Rule 425 under the Securities Act of 1933

                                Subject Company: iGo Corporation

                                Registration Statement on Form S-4 No. 333-88078

                                [MOBILITY LOGO]

                     THE MOBILE COMPUTING SOLUTIONS COMPANY
                           WWW.MOBILITYELECTRONICS.COM

FOR IMMEDIATE RELEASE

CONTACTS: Amy McDowell                  Charlie Mollo
          Metzger Associates            Mobility Electronics, Inc.
          303-786-7000                  480-596-0061, ext. 153
          amy@metzger.com               cmollo@mobl.com

                 MOBILITY ELECTRONICS ANNOUNCES EFFECTIVENESS OF
                   REGISTRATION STATEMENT FOR IGO ACQUISITION

     Acquisition will Position Company for Substantial Fourth Quarter Growth

SCOTTSDALE, Ariz., August 7, 2002 -- Mobility Electronics, Inc. (Nasdaq/NMS:
MOBE), a leading provider of innovative portable computing solutions for the mobile computer user, today announced that the registration statement relating to the previously announced acquisition of iGo Corporation has been declared effective by the Securities and Exchange Commission.

The acquisition is subject to the approval of iGo Corporation stockholders, and proxy materials are expected to be mailed on or about August 8, 2002. Mobility Electronics has 47.8% of iGo stockholders committed to vote for the merger pursuant to a lockup and voting agreement, and the company does not expect any other impediments to the deal. Mobility stockholders do not need to approve the transaction. Pending iGo stockholder approval, the acquisition is expected to close around September 1, 2002. Currently, Mobility and its subsidiaries own 1,000 shares of iGo common stock.

"Consummation of the iGo transaction is a key milestone for Mobility as it is a major factor in our plans to double our second quarter 2002 revenue level to approximately $14 million by Q4," said Charlie Mollo. "iGo provides the distribution channels and brand identity that will facilitate making portable computer users aware of Mobility's great technology products such as Juice, a universally-compatible power adapter, Pitch, a hand-held PowerPoint presentation solution and the EasiDock 1000EV, a widely-compatible docking station for portable and tablet computers.

"We have worked closely with iGo management to ensure a smooth transition and the prompt achievement of planned significant cost reductions. With the increasing revenue and planned expense reductions, we expect the company to be close to cash flow positive in the fourth quarter, with increasing cash flow and earnings in 2003," said Mollo.

ABOUT MOBILITY ELECTRONICS, INC.

Mobility Electronics Inc., based in Scottsdale, Ariz., is a leading designer, developer and marketer of innovative products and solutions for the mobile computing user. The company's unique product portfolio includes widely compatible docking stations for portable computers; connectivity and video products for handheld computing devices; expansion products for desktop, server and portable computers; and power products and accessories for portable computing devices of all types. The company's technology base includes its award-winning Split Bridge(R) technology and multi-function Card Bus, high-speed bus expansion and portable computing device power technologies.

Mobility Electronics possesses a broad range of internally developed intellectual property with numerous patents, patents pending, license agreements and/or strategic relationships with industry leaders such as Avocent, LSI Logic, Molex Corporation, National Instruments, 2C Computing and Philips Semiconductors. The company's subsidiaries include MAGMA, which focuses on expansion products and Portsmith, Inc., which focuses on the handheld market. Mobility Electronics markets its products through a worldwide network of OEMs, distributors, resellers, retail channels and direct catalog and e-commerce channels.

For information on Mobility Electronics' products and services, call 480-596-0061, or visit its Web site at www.mobilityelectronics.com.

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. Investors should carefully review Mobility Electronics' registration statement and prospectus and iGo Corporation's definitive proxy statement both on registration statement No. 333-88078 filed with the SEC on August 5, 2002 before making any decision concerning the proposed merger. These documents contain important information. These documents and other relevant documents may be obtained for free at the SEC's website http://www.sec.gov. Investors should read the proxy statement/prospectus carefully before making a decision concerning the merger.

                                      ###

This release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements are economic, competitive and technological factors effecting the company's operations, markets, products, services and prices, as well as other factors detailed in the company's filings with the Securities and Exchange Commission.